Exhibit 99.1

Computation of ratio of earnings to fixed charges

First half 2013
$ million except ratio

Earnings available for fixed charges:
Pre-tax income from continuing operations before adjustment for income or loss from joint ventures and associates	22,891
Fixed charges	1,477
Amortization of capitalized interest	105
Distributed income of joint ventures and associates	505
Interest capitalized	(113)
Preference dividend requirements, gross of tax	(1)
Non-controlling interest of subsidiaries’ income not incurring fixed charges	(7)

Total earnings available for fixed charges	24,857

Fixed charges:
Interest expensed	428
Interest capitalized	113
Rental expense representative of interest	935
Preference dividend requirements, gross of tax	1

Total fixed charges	1,477

Ratio of earnings to fixed charges	16.8

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